

March 6, 2025

Ziqiang Wang
Chief Financial Officer
Jin Medical International Ltd.
No. 33 Lingxiang Road, Wujin District
Changzhou City, Jiangsu Province
People's Republic of China

> **Re: Jin Medical International Ltd.**
> **20-F for Fiscal Year Ended September 30, 2024**
> **Filed January 24, 2025**
> **File No. 001-41661**

Dear Ziqiang Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended September 30, 2024
Item 5. Operating and Financial Review and Prospects
A. Operating Results, Comparison of Results of Operations for the Fiscal Years Ended September 30, 2024 and 2023, page 87

1. We see that revenue from wheelchair products decreased 9% from FY24 to FY23 while revenue from wheelchair components increased 149%. We also note from page 55 and 61 that the percentage of revenue derived from Nissin, the sole distributor in Japan, decreased from 70% of revenue in FY23 to 48% in FY24. Revise future filings to provide greater clarity about the underlying reasons for the fluctuations in revenue from period to period, including how changes in the geographic distribution of revenue and sales to major customers impacted revenue and whether that trend is expected to continue in the future. In addition, when you include multiple reasons for fluctuations, such as for wheelchair product revenue, future filings should quantify the impact of each item.

B. Liquidity and Capital Resources, page 96

2.   We note significant changes in your liquidity and capital resources such as increases in cash, short-term investments and accounts receivable along with increases in bank loans. However, we do not see any discussion about the underlying reasons for these trends. Revise future filings to include more robust discussion about any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. In addition, future filing should more fully describe any known material trends, favorable or unfavorable, in the registrant's capital resources. Reference Item 303(b)(1) of Regulation S-K.

Item 15. Controls and Procedures
Managements Annual Report on Internal Control over Financial Reporting, page 137

3.   You disclose that you have identified a significant weakness in your internal control over financial reporting; however it does not appear that you have included management's report of internal control over financial reporting that complies with Item 308 of Regulation S-K. Please amend your filing to disclose management's report on the effectiveness of your internal controls over financial reporting, including an explicit statement as to whether or not internal control over financial reporting is effective. Refer to the requirements of Item 308(a) of Regulation S-K. You may provide an abbreviated amendment that includes a cover page, explanatory note, the complete text of Item 15, a signature page and the certification required by Item 601(b)(31) of Regulation S-K, including paragraphs 1,2,4 and 5. Please ensure the revised certifications refer to the appropriate amendment and are currently dated.

        Please also revise to remove the disclosure that the Annual Report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly listed public companies. Since this is your second Form 20-F, the transition period is no longer applicable to you.

Consolidated Statement of Comprehensive Income, page F-5

4.   Please tell us why you do not disclose the cost of related party revenue on the face of your consolidated statement of comprehensive income in compliance with Rule 4-08(k) of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Sherman at 202-551-3640 or Kristin Lochhead at 202-551-3664 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services